EXHIBIT 99.2
PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY
Telephone +44 (0) 20 7583 5000
Facsimile +44 (0) 20 7833 4652
Report of Independent Accountants
To the Directors of the entities listed in Appendix A
We have examined management’s assertion that Barclays Bank PLC (“the Servicer”), a wholly owned subsidiary of Barclays PLC, has complied with its obligations, in its capacity as Servicer, in respect of the minimum servicing requirements for the credit card receivables arising on designated accounts as set forth in clauses 2.1 d, 2.1.e, 2.1.f, 2.1.j, 2.2.a, 2.5.a and 2.5.b, using definitions set forth in the Master Definitions schedule between Gracechurch Receivables Trustee Limited, Barclays Bank PLC and Barclaycard Funding PLC dated 24 October 2002 of the Beneficiaries Servicing Agreement between Barclaycard Funding PLC and Barclays Bank PLC dated 23 November 1999 (“BSA”) during the year ended 31 December 2005.Management is responsible for the Servicer’s compliance with those minimum servicing standards. Our responsibility is to express an opinion on management’s compliance based on our examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Servicer’s compliance with the minimum servicing standards and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Servicer’s compliance with specified servicing requirements.
In our opinion, management’s assertion that the Servicer complied with the aforementioned requirements during the year ended 31 December 2005 is fairly stated, in all material respects.
PricewaterhouseCoopers LLP
18 May 2006

Appendix A
The Directors
Barclays Bank PLC
Barclaycard
1234 Pavilion Drive
Northampton
NN4 7SG

The Directors
Gracechurch Card Funding (No. 2) PLC
1 Churchill Place
London
E14 5HP

The Directors
Gracechurch Card Funding (No. 4) PLC
1 Churchill Place
London
E14 5HP

The Directors
Gracechurch Card Funding (No. 6) PLC
1 Churchill Place
London
E14 5HP

The Directors
Gracechurch Card Funding (No. 8) PLC
1 Churchill Place
London
E14 5HP

The Directors
Gracechurch Card Funding (No. 10) PLC
1 Churchill Place
London
E14 5HP

The Directors
Gracechurch Receivables Trustee Limited
26 New Street
St. Helier
Jersey
JE2 3RA

The Directors
Gracechurch Card Funding (No. 3) PLC
1 Churchill Place
London
E14 5HP

The Directors
Gracechurch Card Funding (No. 5) PLC
1 Churchill Place
London
E14 5HP

The Directors
Gracechurch Card Funding (No. 7) PLC
1 Churchill Place
London
E14 5HP

The Directors
Gracechurch Card Funding (No. 9) PLC
1 Churchill Place
London
E14 5HP

The Directors
Gracechurch Card Funding (No. 11) PLC
1 Churchill Place
London
E14 5HP

The Directors
Barclaycard Funding PLC
1 Churchill Place
London
E14 5HP

End of Filing